Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

March 6, 2024

Confidential

Ms. Nasreen Mohammed

Ms. Lyn Shenk

Mr. Nicholas Nalbantian

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ten-League International Holdings Limited (CIK No. 0001982012) Registration Statement on Form F-1 (File No. 333-275240)

Dear Ms. Mohammed, Ms. Shenk, Mr. Nalbantian, Ms. Jaskot:

On behalf of our client, Ten-League International Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 4, 2024 on the Company’s amendment No. 3 to the Company’s registration statement on Form F-1 filed on February 23, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing herewith amendment No. 4 (“Amendment No. 4”) to the Registration Statement via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 4 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 4.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	☐ +852.3551.8500 ☐ +852.3006.4346

Consolidated Statements of Changes in Shareholders’ Equity, page F-5

1.	We note your disclosure here and elsewhere in your filing that 27,796,502 shares are outstanding from January 1, 2021 to prior to the offering. We also noted you retrospectively adjusted for the February 16, 2024 stock split and share surrender transaction. Please provide your calculation of how you computed the revised outstanding shares and the guidance you relied upon to support your accounting.

The Company respectfully submits that the calculation and computation of the revised outstanding shares of the Company in Amendment No. 4 was based on:

1.	The Company’s 1,000 shares issued at its incorporation on March 17, 2023.

2.	An additional share issuance of 999,000 shares to the then existing shareholders of the Company pro rata to their then shareholdings in the Company on February 16, 2024. The total number of outstanding shares of the Company after the additional share issuance was 1,000,000 shares.

3.	A forward split on the basis of 40 shares for every one share of the Company on February 16, 2024. The total number of outstanding shares of the Company after the forward split was 40,000,000 shares.

4.	The surrender of 10,409,585 shares by Ten-League Corp, 597,971 shares by LJSC Holdings, 597,971 shares by Undersea Capital and 597,971 shares by Jules Verne on February 16, 2024. The total number of outstanding shares of the Company after the surrender is 27,796,502 Shares.

The figure presented in Amendment No. 4 corresponds to the final number of outstanding shares listed as per point 4 above.

The guidance the Company had relied on is based on the SEC’s Codification of Staff Accounting Bulletins, Topic 4: Equity Accounts, C. Change in Capital Structure, whereby the interpretive response suggested by the SEC is that changes in the capital structure must be given retroactive effect in the balance sheet. An appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and state the date the change became effective. In addition, the Company also relied on ASC 260-10-55-21, which states that in cases where the number of common shares outstanding increases due to a stock dividend or stock split (as outlined in Subtopic 505-20), or decreases due to a reverse stock split, the computations of basic and diluted earnings per share (EPS) should be adjusted retroactively for all periods presented to reflect the change in capital structure. The above paragraphs correspond with SEC suggested responses as the corporate actions adopted fall within the definition of capital structure changes.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Jison Lim, Director and Chairman, Ten-League International Holdings Limited
Lim Boon Ping, Chief Financial Officer, Ten-League International Holdings Limited
Henry F. Schlueter, Esq., Schlueter & Associates, P.C.